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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SILICONIX INCORPORATED
(Name of Subject Company)

SILICONIX INCORPORATED
(Name of Person(s) Filing Statement)

SILICONIX INCORPORATED COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

827079 20 3
(CUSIP Number of Class of Securities)

King Owyang
President and Chief Executive Officer
Siliconix incorporated
2201 Laurelwood Road
Santa Clara, California 95054
(408) 988-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Dan Titelbaum
Bruce Pym
Heller Ehrman LLP
333 Bush Street
San Francisco, California 94104
(415) 772-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

        The purpose of this second amendment (this "Amendment") to the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Siliconix incorporated ("Siliconix") on April 25, 2005 and amended on May 3, 2005 (the "Statement") is to amend and supplement Items 3 and 4 of the Statement. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Item 3 of the Statement is amended and supplemented as follows:

  Vishay Relationships with Siliconix Directors

        The following sentence replaces the second sentence of the second paragraph on page 4:

        Mr. Eberhardt was the Senior Vice President of the Semiconductor Division of TEMIC Telefunken microelectronic GmbH ("TEMIC") from 1993 to 1998 and a director of Siliconix from 1991 to 1998.

        The following sentence is inserted between the first and second sentences of the fifth paragraph on page four:

        See "Alternatives Considered" in Item 4 of this Statement.

Item 4. The Solicitation or Recommendation

        Item 4 of the Statement is amended and supplemented as follows:

  Background

        The following sentence is inserted between the first and second sentences of the third paragraph on page six and added at the end of the fourth paragraph on page seven:

          See "Alternatives Considered" below in this Item 4.

  New Provisions: Alternatives Considered

        The following statements are added to Item 4 under a new heading, "Alternatives Considered" inserted between the statements under "Background" and the statements under "Recommendation to Accept the Offer":

          Before deciding to recommend to the full Board of Directors of Siliconix that it adopt the Special Committee's recommendation that the holders of Shares tender their Shares in the Offer, the Special Committee considered the alternatives described below.

          (a)    Recommendation Against the Offer or Neutral Position Respecting the Offer:    If a special committee concludes that the terms of a tender offer, as in effect when a target company files its Schedule 14D-9, are unfair or inadequate as seen from the perspective of the minority stockholders, the special committee may recommend that the minority stockholders not tender their shares in response to the offer. Absent the availability of an alternative transaction (see below), the goal of such efforts presumably would be to maximize the prospect that the minority shares continue to trade if the offer is not sufficiently improved. Alternatively, a special committee may elect to remain neutral regarding a tender offer.

          In the present situation, in the course of discussions between the Special Committee and Vishay over an extended period of time, Vishay increased its exchange ratio twice, first from 2.64 to 2.9 shares of Vishay Common Stock for each Share, and then from 2.9 to 3.075 shares of Vishay Common Stock for each Share. Although the "recommend against" and "remain neutral"

  alternatives were considered by and available to the Special Committee as the committee worked through that process, those alternatives were rejected.

          (b)    Sale to a Third Party of All of Siliconix:    The Special Committee was prepared to consider the possibility that all of the Siliconix shares (Vishay's 80.4 percent and the public's 19.6 percent) might be offered for sale to a third party buyer in some sort of auction process. However, prior to making its recommendation the Special Committee understood, and it continues to understand, that Vishay is not prepared to sell its 80.4 percent interest in Siliconix. See the factor labeled "Vishay's Unwillingness to Sell Siliconix" under "Recommendation to Accept the Offer—The Siliconix Special Committee" below. Accordingly, this alternative (a sale of all of Siliconix) was unavailable.

          (c)    Sale to a Third Party of Minority Interest in Siliconix:    The Special Committee was also prepared to consider offers from parties other than Vishay for the 19.6 percent minority interest in Siliconix. But ownership of a minority interest in a majority-owned company is rarely thought to be an attractive investment. Consistent with that general experience, no prospective third party purchaser for the 19.6 percent interest emerged during the prelude to, or pendancy of, Vishay's failed exchange offer for the Siliconix minority shares in 2001. Nor, to the Special Committee's knowledge has a third party expressed any interest in purchasing the 19.6 percent minority interest during the approximately four years since that exchange offer failed, including during the two months since Vishay's March 3, 2005 announcement. See the factor labeled "Lack of Other Proposals" under "Recommendation to Accept the Offer—The Siliconix Special Committee" below.

  Recommendations to Accept the Offer

  The Siliconix Special Committee

        The following sentence is added at the end of the second bullet point on page 11 of the Statement:

          The factors identified in this and the prior paragraph provided foundational financial data considered by the Special Committee when it weighed the other factors supporting or not supporting the Special Committee's recommendation.

  Financial Projections

        The following paragraphs are inserted on page 15 of the Statement after the table of Vishay projections and immediately before to the statements under "Opinion of the Special Committee's Financial Advisor":

          The projections for Siliconix and Vishay set forth above were prepared and provided to the Special Committee and its financial advisor, Lehman Brothers, by management of the two companies.

          Siliconix's management noted that volatility in the electronics components industry made it particularly difficult to project mid- and longer-term results. Key assumptions used in developing the Siliconix projections included the following:

    •
    12 and 15 percent compound annual growth rates for PMOS and IC sales, respectively

    •
    royalty income of $7 million each year until fiscal year 2007

    •
    research and development expenses of 5 percent of sales

    •
    increases in selling, general and administrative expenses of 10 percent each year, with selling expenses remaining at 4 percent of sales, and

    •
    increases in interest income of $500,000 per year.

          As regards the projections for Vishay, like Siliconix's management, Vishay's management noted that the recent volatility in the electronic components industry made it very difficult to prepare a reliable forecast for Vishay beyond one year. However, at the request of Lehman Brothers, Vishay's management prepared a long-range forecast to be used for Lehman Brothers' valuation analysis.

          That long-range forecast, based on Vishay's management's best estimates as of April 4, 2005, reflected these assumptions:

    •
    net sales of $2,452 million for 2005, which included expected revenues of SI Technologies subsequent to its anticipated acquisition by Vishay (that acquisition did, in fact, occur on April 28, 2005) and the revenue impact of exchange rate changes, particularly the impact of the Euro

    •
    increases in net sales of 2.0 percent for each subsequent year

    •
    target operating margins of 7.8, 9.0, 9.5, 10.0 and 10.5 percent in 2005, 2006, 2007, 2008 and 2009, respectively

    •
    restructuring and severance costs, inventory-related charges, and similar charges and credits excluded from the forecasted and base years

    •
    an operational tax rate of approximately 28 percent each year

    •
    minority interest in earnings of approximately $12, $12, $13, $14 and $14 million in 2005, 2006, 2007, 2008 and 2009, respectively, and

    •
    consideration of the effects of acquisitions by Vishay completed in 2004.

        The computation of earnings per share assumed the following:

    •
    weighted average shares outstanding of 166 million (basic) and 206 million (diluted) and

    •
    interest expense, after tax, related to convertible debt of $16.80, $16.85, $16.90, $16.95 and $16.95 million in 2005, 2006, 2007, 2008 and 2009, respectively.

        Other cash flow assumptions were:

    •
    depreciation and amortization expense of approximately $200 million each year

    •
    capital expenditures of $135, $150, $155, $160 and $160 million in 2005, 2006, 2007, 2008 and 2009, respectively, and

    •
    working capital of $1,100, $1,150, $1,175, $1,175 and $1,175 million at the end of 2005, 2006, 2007, 2008 and 2009, respectively.

  Opinion of the Special Committee's Financial Advisor

  Siliconix Valuation

  Comparable Company Analysis

        The following sentence is added at the end of the last paragraph of this section of the Statement (page 19 of the Statement):

  Those qualitative judgments related to differences such as the profit and operating margin profiles, the product portfolios and the growth dynamics between Siliconix and the other companies included in the comparable company analysis.

  Discounted Cash Flow Analysis

        The last sentence of the first paragraph of this section of the Statement (page 20) is amended in its entirety to read as follows:

  This analysis indicated a range of equity values per share for Siliconix of $29.26, based on a revenue exit multiple of 1.20x and a discount rate of 16.0 percent, to $41.46, based on a revenue exit multiple of 1.80x and a discount rate of 12.0 percent.

  Vishay Valuation

  Comparable Company Analysis

        The following sentence is added at the end of the last paragraph of this section of the Statement (page 21):

  Those qualitative judgments related to differences such as the profit and operating margin profiles, the product portfolios and the growth dynamics between Vishay and the other companies included in the comparable company analysis.

  Discounted Cash Flow Analysis

        The last sentence of the first paragraph of this section of the Statement (page 21) is amended in its entirety to read as follows:

  This analysis indicated a range of equity values per share for Vishay of $8.76, based on a revenue exit multiple of 0.85x and a discount rate of 15.0 percent, to $16.05, based on a revenue exit multiple of 1.45x and a discount rate of 11.0 percent.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

May 6, 2005	SILICONIX INCORPORATED
	By	/s/ KING OWYANG King Owyang, President and Chief Executive Officer

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  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
SIGNATURE